UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

February 28, 2013

Barclays Bank PLC

(Name of Registrant)

1 Churchill Place

London E14 5HP

England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENT OF BARCLAYS BANK PLC ON FORM F-3 (NO. 333-169119) AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

Exhibits are filed herewith in connection with the issuance of the following Global Medium-Term Notes, Series A (collectively, the “Notes”) by Barclays Bank PLC (the “Company”) on date of this report on Form 6-K, pursuant to the Company’s automatic shelf registration statement on Form F-3 (File No. 333-169119):

•                  $303,000 3.10% Fixed Rate Notes due February 28, 2028

•                  $102,000 2.25% Fixed Rate Notes due February 28, 2020

•                  $4,013,000 Callable Contingent Coupon Notes due February 29, 2016 Linked to the Common Stock of United Parcel Service, Inc.

•                  $4,585,000 Annual AutoCallable Notes due March 2, 2016 Linked to the Lesser Performing Index of the S&P 500® Index and the Russell 2000® Index

•                  $17,925,000 Capped Fixed-to-Floating Rate Notes due February 28, 2020

•                  $3,025,000 Capped Fixed-to-Floating Rate Notes due February 28, 2018

•                  Barclays Bank PLC Airbag Yield Optimization Notes $3,810,000 Notes linked to the common stock of Under Armour, Inc. due August 28, 2013

•                  Barclays Bank PLC Airbag Yield Optimization Notes$7,319,000 Notes linked to the common stock of Vertex Pharmaceuticals Incorporated due August 28, 2013

•                  $1,002,000 Buffered Digital Notes due February 29, 2016 Linked to the Performance of the Russell 2000® Index

•                  $2,242,000 Callable Contingent Payment Notes due February 28, 2023 Linked to the Performance of the Russell 2000® Index

•                  $160,000 Buffered Digital Plus Notes due August 31, 2017 Linked to the Performance of the Dow Jones Industrial AverageSM

•                  $550,000 Callable Contingent Coupon Notes due March 2, 2015 Linked to the Common Stock of Deutsche Bank AG

•                  $800,000 Digital Notes due August 28, 2014 Linked to the Lesser Return of the S&P 500® Index and the Russell 2000® Index

•                  $1,350,000 Callable Contingent Coupon Notes due March 2, 2015 Linked to the Common Stock of Deutsche Bank AG

•                  $788,000 Notes due February 28, 2018 Linked to the Performance of a Basket of Commodity Indices

•                  $2,586,000 Annual AutoCallable Notes due March 1, 2016 Linked to the Lesser Performing Reference Asset of the iShares® MSCI EAFE ETF and the iShares® MSCI Emerging Markets Index Fund

•                  $2,043,000 Fixed Rate Dual Range Accrual USD LIBOR and  S&P 500® Linked Notes due February 28, 2028

•                  $884,000 10.50% Exchangeable Notes due February 27, 2014 (Linked to the Common Stock of Freeport-McMoRan Copper & Gold Inc.)

•                  $17,453,840 Strategic Accelerated Redemption Securities® Linked to an International Equity Basket due March 10, 2014

•                  $42,514,960 Accelerated Return Notes® Linked to the EURO STOXX 50® Index due April 25, 2014

•                  US$6,750,000 Step-Up Callable Fixed Rate Notes due February 28, 2028

•                  Barclays Bank PLC Airbag Yield Optimization Notes$860,000 Notes linked to the common stock of Riverbed Technology, Inc. due August 28, 2013

Exhibit No.	Description
5.1	Opinion of Sullivan & Cromwell LLP, U.S. counsel to the Company, with respect to the validity of the Notes under New York law.
5.2	Opinion of Sullivan & Cromwell LLP, English counsel to the Company with respect to the Notes, as to certain matters under English law.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, each of the registrants has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

BARCLAYS BANK PLC
(Registrant)

Date: February 28, 2013	By:	/s/ Johnny Wu
Name: Johnny Wu
Title: Managing Director

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